                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                For the Fiscal Year Ended December 31, 1995

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the transition period from ----to----


                       COMMISSION FILE NUMBER 1-11846


                              APTARGROUP, INC.
                      Profit Sharing and Savings Plan
                      --------------------------------
                          (Full title of the Plan)



                              APTARGROUP, INC.
                        ---------------------------
        (Name of issuer of certain securities held pursuant to the Plan)



                    475 WEST TERRA COTTA AVENUE, SUITE E
                            CRYSTAL LAKE, IL 60014
         (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE AND PLAN)

                              APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN

                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                 --------------------------------------------


Title                                                           PAGE
- -----                                                           ----

Report of independent accountants                                 3

Financial statements:

      Statement of Financial Position, With
      Fund Information, at December 31, 1995 and 1994           4-7

      Statement of Income and Changes in
      Plan Equity, With Fund Information,
      for the years ended December 31, 1995 and 1994           8-14

      Notes to financial statements                           15-22

Supplemental schedules:

      Assets held for investment purposes (Schedule I)        23-24

      Reportable transactions for year ended
      December 31, 1995 (Schedule II)                         25-27


Consent of Independent Accountants                          Exhibit A


Note: Supplementary schedules not included have been omitted because they are not applicable.

          3         REPORT OF INDEPENDENT ACCOUNTANTS
                    ---------------------------------
To the Participants and the
Administrative Committee of the
AptarGroup, Inc.
Profit Sharing and Savings Plan

In our opinion, the accompanying statements of financial position, and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the AptarGroup, Inc. Profit Sharing and Savings Plan at December 31, 1995 and 1994, and the results of its operations and changes in its plan equity for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statement of Financial Position and the Statement of Income and Changes in Plan Equity is presented for purposes of additional analysis rather than to present the financial position and statement of income and changes in plan equity of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
Chicago, Illinois
June 5, 1996

                             APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

                     STATEMENTS OF FINANCIAL POSITION,
                          WITH FUND INFORMATION,
                      AT DECEMBER 31, 1995 AND 1994
                      -----------------------------

                           Money Market                   Magellan
                               Fund                         Fund
                        ------------------          -------------------
ASSETS:                 1995          1994          1995           1994
                        ----          ----          ----           ----

Investments, at
 market value        $5,002,524    $4,619,384     $11,817,471   $8,034,694

Contributions
 receivable:
 Participating
   employees              --           33,040          --           41,895
 Employer                 --           11,719          --           14,447

Participant loans       781,868       480,933          --              --
                      ---------     ---------      ----------    ---------
                     $5,784,392    $5,145,076     $11,817,471   $8,091,036
                      =========     =========      ==========    =========
PLAN EQUITY:
Participant's
 equity              $5,784,392    $5,145,076     $11,817,471   $8,091,036
                      =========     =========      ==========    =========


         The accompanying notes are an integral part of this statement.

                             APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------

                      STATEMENTS OF FINANCIAL POSITION,
                           WITH FUND INFORMATION,
                        AT DECEMBER 31, 1995 AND 1994

                          AptarGroup                       Pittway
                          Stock Fund                      Stock Fund
                     ---------------------           --------------------

ASSETS:              1995             1994            1995        1994
                     ----             ----            ----        ----

Investments, at
 market value     $2,670,922       $1,539,198        $  --       $  --

Contributions
receivable:
 Participating
   employees                            7,282           --          --
 Employer                               2,416           --          --

Participant loans                                       --          --
                   ---------        ---------         -------     ------
                  $2,670,922       $1,548,896        $  --       $  --
                   =========        =========         =======     ======

PLAN EQUITY:

Participants'
equity            $2,670,922       $1,548,896        $  --       $  --
                   =========        =========         =======     ======



       The accompanying notes are an integral part of this statement.

                            APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

                     STATEMENTS OF FINANCIAL POSITION,
                          WITH FUND INFORMATION
                      AT DECEMBER 31, 1995 AND 1994
                      -----------------------------

                           Growth and                    Managed
                           Income Fund                 Income Fund
                       ---------------------       ------------------
ASSETS:                  1995          1994        1995         1994
                         ----          ----        ----         ----

Investment, at
 market value         $3,211,670    $1,894,060   $806,088     $690,808

Contributions
receivable:
 Participating
   employees               --           13,076      --           6,189
 Employer                  --            4,442      --           2,242

Participant loans          --             --        --            --
                       ---------     ---------    -------      -------
                      $3,211,670    $1,911,578   $806,088     $699,239
                       =========     =========    =======      =======

PLAN EQUITY:

Participants'
 equity               $3,211,670    $1,911,578   $806,088     $699,239
                       =========     =========   ========      =======



      The accompanying notes are an integral part of this statement.

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    -------------------------------

                    STATEMENTS OF FINANCIAL POSITION
                         WITH FUND INFORMATION
                     AT DECEMBER 31, 1995 AND 1994
                     -----------------------------

                                                        TOTAL
                                                -----------------------
                                                   1995         1994
                                                  -------       -------
ASSETS:

Investments, at market
 value                                        $23,508,675    $16,778,144
Contributions receivable:
 Participating employees                           --            101,482
 Employer                                          --             35,266

Participant loans                                 781,868        480,933
                                               ----------     ----------
                                              $24,290,543    $17,395,825
                                               ==========     ==========


PLAN EQUITY:

Participants' equity                          $24,290,543    $17,395,825
                                              ===========    ===========

                             APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                           WITH FUND INFORMATION
               FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
               ----------------------------------------------

                         Money Market                  Magellan
                             Fund                        Fund
                       -----------------         ----------------

                        1995         1994         1995        1994
                        ----         ----         ----        ----

Contributions:
 From
  participating
  employees          $ 465,063     $ 511,994   $  790,393   $ 889,678
 From employer         210,995       219,651      297,877     306,703

Income from
investments:
 Dividends and
  interest             290,658       187,036      692,129     327,519
 Realized
  appreciation/
  (depreciation)          --           --         162,688      (6,927)
 Unrealized
  appreciation/
  (depreciation)
  in market value
  of investments          --           --       2,192,411    (446,044)

Benefits paid to
 participants         (310,374)     (318,221)    (108,469)   (140,103)
Administrative
 expenses               (1,216)       (2,041)        (209)       (443)
Transfers between
 funds, net            (15,810)     (336,394)    (300,385)   (212,087)
                      --------     ---------    ---------    --------

                       PROFIT SHARING AND SAVINGS PLAN

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                         WITH FUND INFORMATION (CONT'D)
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
                 ----------------------------------------------

                       Money Market                 Magellan
                           Fund                       Fund
                     -----------------           ----------------
                      1995       1994           1995          1994
                     -----      -----           -----         -----
Net increase/
 (decrease) in
 participants'
 equity for the
 period          $  639,316  $  262,025      $ 3,726,435    $  718,296

Participants'
 equity,
 beginning of
 the period       5,145,076   4,883,051        8,091,036     7,372,740
                  ---------   ---------        ---------     ---------

Participants'
 equity, end
 of the
 period          $5,784,392  $5,145,076      $11,817,471    $8,091,036
                  =========   =========       ==========     =========


       The accompanying notes are an integral part of this statement.

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    -------------------------------

            STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                         WITH FUND INFORMATION
            FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                          AptarGroup                 Pittway
                          Stock Fund                Stock Fund
                     --------------------       -------------------

                       1995        1994           1995        1994
                      ------      ------         ------      ------

Contributions:
 From
  participating
  employees           $ 204,698    $ 46,158       $   --      $   --
 From Employer           73,261      15,890           --          --
Income from
investments:
 Dividends and
  interest               22,490       6,432           --        1,184
 Realized
  appreciation/
  (depreciation)         64,971      22,017           --          229
 Unrealized
  appreciation/
  (depreciation)
  in market value
  of investments        512,802     280,851           --         (264)

Benefits paid to
 participants            (3,205)    (18,047)          --         --

Administrative
 expenses                  --          --             --         --

Transfers between
 funds, net             247,009     551,252           --     (112,363)
                       --------    --------        -------   --------

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                   --------------------------------

             STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                      WITH FUND INFORMATION (CONT'D)
             FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
             -----------------------------------------------

                          AptarGroup                Pittway
                          Stock Fund               Stock Fund
                      -------------------       -----------------
                        1995        1994         1995        1994
                       ------      ------       ------      ------

Net increase/
 (decrease) in
 participants'
 equity for the
 period             $ 1,122,026 $   904,553        --     $ (111,214)

Participants'
 equity,
 beginning of
 the period           1,548,896     644,343        --        111,214
                      ---------   ---------       ------     -------
Participants'
 equity, end of
 the period         $ 2,670,922 $ 1,548,896      $ --       $   --
                      =========   =========       ======     =======


      The accompanying notes are an integral part of this statement.

           12               APTARGROUP, INC
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

              STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                           WITH FUND INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
              ----------------------------------------------

                          Growth and                    Managed
                          Income Fund                 Income Fund
                      --------------------       --------------------

                       1995          1994          1995          1994
                      ------        ------       ------        ------

Contributions:
 From
  participating
  employees          $ 274,629       $ 289,317     $ 104,232    $ 100,861
 From employer          98,023          89,331        38,791       36,464

Income from
investments:
 Dividends and
  interest             163,141         136,053        46,133       27,785
 Realized
  appreciation/
  (depreciation)        18,227           2,252           --            --
 Unrealized
  appreciation/
  (depreciation)
  in market value
  of investments       608,446         (97,796)          --            --

Benefits paid to
 participants          (10,209)        (14,093)       (3,492)        (315)

Administrative
 expenses                  (90)           (243)          (76)         (73)

Transfers between
 funds, net            147,925          (4,706)      (78,739)     114,298
                      --------          ------       -------      -------

                             APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     --------------------------------

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                      WITH FUND INFORMATION (CONT'D),
               FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
               -----------------------------------------------

                          Growth and                      Managed
                          Income Fund                   Income Fund
                      --------------------           ------------------

                        1995          1994            1995         1994
                       ------        ------          ------       ------

Net increase/
(decrease) in
 participants'
 equity for the
 period             $ 1,300,092   $   400,115      $ 106,849     $ 279,020

Participants'
 equity,
 beginning of
 the period           1,911,578     1,511,463        699,239       420,219
                     -----------   ----------       --------      --------
Participants'
 equity, and
 of the period      $ 3,211,670   $ 1,911,578      $ 806,088     $ 699,239
                     ==========    ==========       ========      ========


     The accompanying notes are an integral part of this statement.
           14                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                            WITH FUND INFORMATION
               FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
               ----------------------------------------------

                                                  Total
                                          -----------------------
                                          1995              1994
                                          -----             -----
Contributions:
 From participating employees         $ 1,839,015        $ 1,838,008
 From employer                            718,947            668,039

Income from investments:
 Dividends and interest                 1,214,551            686,009
 Realized appreciation/
 (depreciation)                           245,886             17,571
 Unrealized appreciation/
 (depreciation) in market
 value of investments                   3,313,659           (263,253)

Benefits paid to participants            (435,749)          (490,779)

Administrative expenses                    (1,591)            (2,800)

Transfers between funds, net                 --                  --
                                       ----------         ----------
Net increase/(decrease) in
 participants' equity for
 the period                             6,894,718          2,452,795
Participants' equity, beginning
 of the period                         17,395,825         14,943,030
                                       ----------         ----------
Participants' equity,
end of the period                    $ 24,290,543       $ 17,395,825
                                       ==========         ==========

     The accompanying notes are an integral part of this statement.
           15                  APTARGROUP, INC.
                       PROFIT SHARING AND SAVINGS PLAN
                       -------------------------------
                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1995 AND 1994
                       --------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN
- ---------------------------------

The AptarGroup, Inc. Profit Sharing and Savings Plan (the "Plan"), established on April 22, 1993, covers eligible full-time employees of AptarGroup, Inc. and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company.

An employee becomes eligible to participate at the beginning of each quarter after the completion of one year of service. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 12 percent of earnings (subject to Internal Revenue Code limitations). Participants' earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually by the Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

Investment funds available that participants may select include the Money Market Fund, Magellan Fund, Managed Income Fund, Growth and Income Fund,
and the AptarGroup Stock Fund. A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Money
Market Fund and Managed Income Fund.  For those employees with investments in the Pittway Stock Fund prior to the spin-off (see Note 3),investments in the AptarGroup Stock Fund were made. On the date of the spin-off, the AptarGroup, Stock Fund and the Pittway Stock Fund were "frozen" (i.e., no new contributions or transfers from other funds, other than dividends which were reinvested, were allowed into or from these funds after such date).
           16                APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONT'D)
                        DECEMBER 31, 1995 AND 1994
                   ---------------------------------------

Effective July 1, 1994, the AptarGroup Stock Fund was reactivated and contributions and transfers were once again permitted into the fund.

Fidelity Institutional Retirement Services Company is the trustee for the Money Market Fund, Magellan Fund, Growth and Income Fund and the Managed Income Fund. CTC Illinois Trustee Company is the trustee for the
AptarGroup Stock Fund and Bank of America was the trustee for the Pittway Stock Fund.

Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Forfeitures of nonvested amounts occur when a participant terminates employment for any reason other than retirement after age 65, death, or disability. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. Forfeited amounts are used to reduce contributions of the Employer.

Further information about the Plan and the vesting and benefit provisions is contained in the booklet Summary Plan Description which is available from the Plan Administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

Basis of accounting
- -------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of investments
- ------------------------

All investments are stated at current market prices in actively traded markets.
           17                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1995 AND 1994
                    --------------------------------------

Contributions
- -------------

Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes.

Security transactions and investment income
- -------------------------------------------

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The cost of securities sold is determined on an average cost basis. In accordance with the policy of stating investments at current value, net unrealized appreciation or depreciation is reflected in the Statement of Income and Changes in Plan Equity.

Benefit payments
- ----------------

The plan follows the method of accounting for benefit payment obligations to terminated employees based upon AICPA guidance for accounting and disclosure by employee benefit plans. Based on this accounting method, participant distributions payable at year-end are not presented as a liability in the Statement of Financial Position or as benefit payments in the Statement of Income and Changes in Plan Equity.  This treatment results in a difference between benefit payments in the Plan's Form 5500 and the benefit payments in the financial statements. Benefit obligations payable at December 31, 1995 and 1994 were $1,364,531 and $958,590, respectively.
           18                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                        DECEMBER 31, 1995 AND 1994
                    --------------------------------------

Trustee and administrative expenses
- -----------------------------------

Expenses incurred in the administration of the Plan, except for loan service fees which are paid by the participants, are paid by the Company.


NOTE 3 - TRANSFER FROM ANOTHER TRUST
- ------------------------------------

On April 22, 1993 Pittway Corporation completed a tax-free spinoff of its investment in AptarGroup, Inc. (formerly the Seaquist packaging group) to its stockholders. As a result of this spinoff, Plan assets of $12,089,426 were transferred into the AptarGroup, Inc. Profit Sharing and Savings Plan representing AptarGroup, Inc. participant balances as of April 22, 1993 in the Pittway Corporation Blue Chip Profit Sharing and Savings Plan.


NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS
- ---------------------------------------

Party-in-interest transactions consisted of loans made to participants and investments in the AptarGroup Stock Fund.

The Plan provides that a participant may, for specified reasons, borrow from the Plan an amount not to exceed 50 percent of the participant's vested account balance. Each participant loan is evidenced by a note and is considered an investment to that participants's account. Accordingly, principal and interest payments are credited to the respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent (at December 31, 1995 interest rates ranged from 7.0% to 11.0%) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

Stock in the AptarGroup Stock Fund was acquired by the Trustee in 1995
           19                APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                          DECEMBER 31, 1995 AND 1994
                    --------------------------------------

and 1994 through investment elections by participants in the Plan and in 1993 as a result of the tax free spinoff from Pittway Corporation.


NOTE 5 - FEDERAL INCOME TAX STATUS
- ----------------------------------

The Internal Revenue Service has determined, and informed the Company by a letter dated March 27, 1995, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code.


NOTE 6 - AMENDMENT AND TERMINATION OF PLAN
- ------------------------------------------

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment. Employer contributions may be discontinued and the Company may terminate its participation in the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.


NOTE 7 - SUBSEQUENT EVENTS
- --------------------------

Effective January 1, 1996, participants are permitted to invest in two additional Fidelity funds and may contribute up to 16% of earnings.
           20                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1995 AND 1994

NOTE 7 - INVESTMENTS:
- ---------------------

The cost and market value of investments at December 31, 1995 and 1994 are as follows:

                                                            Market
1995 Investments                         Cost               Value
- ----------------                         -----              -------

Money Market Fund-
 Fidelity Money Market Fund,
 5,002,524 Shares                    $   5,002,524     $   5,002,524

Magellan Fund-
 Fidelity Magellan Fund Portfolio,
 137,444 Shares                          9,840,187        11,817,471

AptarGroup Stock Fund-
 AptarGroup, Inc. Stock,
 71,463 Shares                           1,720,595         2,670,922

Growth and Income Fund-
 Fidelity Growth and Income
 Portfolio #027-0254927262,
 118,731 Shares                          2,625,766         3,211,670

Managed Income Fund-
 Fidelity Managed Income,
 806,088 Shares                            806,088           806,088
                                       -----------       -----------
                                       $19,995,160       $23,508,675
                                       ===========       ===========
           21                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1995 AND 1994

                                                                Market
1994 Investments                            Cost                Value
- ----------------                            -----               -------

Money Market Fund-
 Fidelity Money Market Fund,
 4,619,384 shares                       $  4,619,384        $   4,619,384

Magellan Fund-
 Fidelity Magellan Fund Portfolio,
 120,280 shares                            8,249,821            8,034,694

AptarGroup Stock Fund-
 AptarGroup, Inc. Stock,
 53,537 shares                             1,101,673            1,539,198

Growth and Income Fund-
 Fidelity Growth and Income Portfolio
 #027-0254927262,
 89,808 shares                             1,916,602            1,894,060

Managed Income Fund-
 Fidelity Managed Income,
 690,808 shares                              690,808              690,808
                                         -----------          -----------
                                         $16,578,288          $16,778,144
                                         ===========          ===========

           22                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1995 AND 1994


The changes in unrealized appreciation/(depreciation) of investments during the years ended December 31, 1995 and 1994 are as follows:

                        Balance at         Appreciation/      Balance at
                          1/1/95           (Depreciation)      12/31/95
                       -------------      ---------------     -----------

Magellan Fund            $ (215,127)         $ 2,192,411       $ 1,977,284
AptarGroup Stock
 Fund                       437,525              512,802           950,327
Growth and Income Fund      (22,542)             608,446           585,904
                           --------            ---------         ---------
Total                    $  199,856          $ 3,313,659       $ 3,513,515
                           ========            =========         =========

                        Balance at          Appreciation/       Balance at
                          1/1/94            (Depreciation)       12/31/94
                       -----------           -------------       ----------

Magellan Fund             $ 230,917           $ (446,044)       $ (215,127)
AptarGroup Stock Fund       156,674              280,851           437,525
Growth and Income Fund       75,254              (97,796)          (22,542)
Pittway Stock Fund              264                 (264)              --
                         ----------           -----------       -----------
Total                     $ 463,109           $ (263,253)       $  199,856
                         ==========           ===========       ===========

           23                                                  SCHEDULE I

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    -------------------------------

                  ASSETS HELD FOR INVESTMENT PURPOSES
                           DECEMBER 31, 1995
                           -----------------


                                                       Number of
     Party Involved                Description           Shares
- ----------------------             ------------        ----------

Fidelity Money Market
Trust Retirement
Government Money Market
Portfolio                          Mutual Fund           5,002,524

Fidelity Magellan Fund
Portfolio                          Mutual Fund             137,444

AptarGroup, Inc. Stock             Common Stock             71,463

Fidelity Growth and
Income Portfolio
#027-0254927262                    Mutual Fund             118,731

Fidelity Managed Income
Fund                               Mutual Fund             806,088

Participant Loans                     Loan                    --

           24                                                 SCHEDULE I
                             APTARGROUP, INC.
                 PROFIT SHARING AND SAVINGS PLAN (CONT'D)
                 ----------------------------------------

                    ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 31, 1995
                            -----------------


      Party Involved                   Cost                  Market Value
- -------------------------             ------                 -------------

Fidelity Money Market Trust
Retirement Government Money
Market Portfolio                   $ 5,002,524                $ 5,002,524

Fidelity Magellan Fund Portfolio     9,840,187                 11,817,471

AptarGroup, Inc. Stock               1,720,595                  2,670,922

Fidelity Growth and Income
Portfolio #027-0254927262            2,625,766                  3,211,670

Fidelity Managed Income Fund           806,088                    806,088

Participant Loans                      781,868                    781,868
                                    ----------                 ----------


Total Assets Held for Investment   $20,777,028                $24,290,543
                                    ==========                 ==========

          25                                                   SCHEDULE II
                           APTARGROUP, INC.
                   PROFIT SHARING AND SAVINGS PLAN
                   --------------------------------

                         REPORTABLE TRANSACTIONS
                   For the Year Ended December 31, 1995
                   -------------------------------------

               AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE


                        Description      No. of     Purchase      Selling
  Party involved       of investment  transactions   price         price
- --------------------   -------------  -------------  --------     ---------

Fidelity Magellan Fund  Mutual fund        119      $2,709,368 $     --
Fidelity Magellan Fund  Mutual fund         66           --      1,281,690

Fidelity Money
 Market Trust           Mutual fund         82       1,458,531      --
Fidelity Money
 Market Trust           Mutual fund         82           --      1,075,392

Fidelity Growth &
 Income                 Mutual fund         81       1,278,529      --
Fidelity Growth &
 Income                 Mutual fund         32           --        587,592

Managed Income
 Fund                   Mutual fund         55         320,359      --
Managed Income
 Fund                   Mutual fund         29          --         205,079

AptarGroup Stock
 Fund                  Common stock         53         752,037      --
AptarGroup Stock
 Fund                  Common stock         24          --         198,086

           26                                                 SCHEDULE II
                           APTARGROUP, INC.
                PROFIT SHARING AND SAVINGS PLAN (CONT'D)
                ----------------------------------------

                       REPORTABLE TRANSACTIONS
                For the Year Ended December 31, 1995
                -------------------------------------

              AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE


                                         Lease               Expense
   Party involved                        rental              incurred
- ----------------------                   -------             ---------

Fidelity Magellan Fund                      --                   --
Fidelity Magellan Fund                      --                   --

Fidelity Money
 Market Trust                               --                   --
Fidelity Money
 Market Trust                               --                   --

Fidelity Growth &
 Income                                     --                   --
Fidelity Growth &
 Income                                     --                   --

Managed Income
 Fund                                       --                   --
Managed Income
 Fund                                       --                   --

AptarGroup Stock
 Fund                                       --                   --
AptarGroup Stock
 Fund                                       --                   --

           27                                                 SCHEDULE II
                           APTARGROUP, INC.
                PROFIT SHARING AND SAVINGS PLAN (CONT'D)
                ----------------------------------------

                        REPORTABLE TRANSACTIONS
                  For the Year Ended December 31, 1995
                  -------------------------------------

              AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE

                                                Current            Net
                               Cost              value             gain
   Party involved            of asset        transaction date    or (loss)
- ----------------------      ----------       -----------------  -----------

Fidelity Magellan Fund    $     --             $ 2,709,368      $      --
Fidelity Magellan Fund       1,119,002           1,281,690          162,688

Fidelity Money
 Market Trust                   --               1,458,531             --
Fidelity Money
 Market Trust                1,075,392           1,075,392             --

Fidelity Growth &
 Income                         --               1,278,529             --
Fidelity Growth &
 Income                        569,365             587,592           18,227

Managed Income
 Fund                           --                 320,359             --
Managed Income
 Fund                          205,079             205,079             --

AptarGroup Stock
 Fund                           --                 752,037             --
AptarGroup Stock
 Fund                          133,115             198,086           64,971

                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                   AptarGroup, Inc.


                   By:     AptarGroup, Inc., as Plan Administrator


                   By:     /s/Lawrence Lowrimore
                           ----------------------
                           Lawrence Lowrimore
                           Vice President-Human Resources



June 12, 1996

                                 EXHIBIT INDEX



Exhibit No.      Description                          Sequential Page No.
- -----------      ------------                         --------------------

    A            Consent of Independent Accountants           30

           30                                                EXHIBIT A



                   CONSENT OF INDEPENDENT ACCOUNTANTS
                   -----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement of Form S-8 (No. 33-80408) of AptarGroup, Inc of our report dated June 5, 1996 appearing on page 3 of this Form 11-K.




/S/ Price Waterhouse LLP
- ------------------------

Price Waterhouse LLP
Chicago, Illinois

June 5, 1996